Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 30, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ExlService Holdings, Inc.

Amendment No. 2 to

Registration Statement on Form S-3 (File No. 333-162335)

(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of ExlService Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2009.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from H. Christopher Owings, dated December 7, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

The Company has asked us to convey the following as its responses to the Staff:

Amendment No. 1 to Registration Statement on Form S-3

Selling Stockholders, page 4

1.

We note your response to comment 2 in our letter dated October 28, 2009. Please note that you may only omit information regarding the selling shareholders if the conditions in Rule 430B(b)(2) are satisfied. Therefore, please describe in greater detail the initial transactions relating to the resale shares, as previously requested. Furthermore, if the shareholder information is available, please disclose. For example, identify any affiliates that are selling the resale shares. Finally, please explain in greater detail why you believe that the agreements relating to the initial transactions for the resale shares are not required to be filed as exhibits.

Response to Comment 1

The Company has revised the Registration Statement to include disclosure regarding the selling stockholders pursuant to Item 7 of the Form S-3 and Item 507 of Regulation S-K.

Form 10-K for Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Consolidated Balance Sheets, page 70

2.	We reviewed your response to comment 15 in our letter dated October 21, 2009. We understand that you disclose treasury shares as a reduction from the total of common stock, additional paid-in capital, retained earnings and accumulated other comprehensive (loss). As such, the number of common shares outstanding is different from the number of common shares issued at the end of each year presented. In future filings please revise the number of common shares outstanding disclosed in the common stock line item caption under stockholders’ equity to exclude treasury shares.

Response to Comment 2

The Company will comply with the Staff’s comment in its future filings, as applicable, to disclose in the common stock line caption under stockholders’ equity in the Company’s consolidated balance sheets the number of shares of common stock outstanding excluding treasury shares.

Notes to Consolidated Financial Statements, page 74

Note 2- Summary of Significant Accounting Policies, page 74

Earnings Per Share, page 81

3.

We reviewed your response to comment 18 in our letter dated October 21, 2009 and note the disclosure regarding dividend rights of restricted stock units you intend to include in future filings. Please provide similar disclosures with respect to restricted stock awards and/or clarify your disclosure regarding the dividend rights of restricted stock awards in the last sentence of the first paragraph on page 98. In addition, please tell us whether unvested restricted stock awards are participating securities and discuss the applicability of the two class method for financial statements issued after the effective date of FASB ASC 260-10-45-61A.

Response to Comment 3

Any cash or in-kind dividends paid with respect to unvested shares of restricted stock are withheld by the Company and paid to the holder of such shares of restricted stock, without interest, only if and when such shares of restricted stock vest. Any unvested shares of restricted stock are immediately forfeited without consideration upon the termination of holder’s employment with the Company or its affiliates. Accordingly, the Company’s unvested restricted stock awards do not include non-forfeitable rights to dividends or dividend equivalents and therefore cannot be considered as participating securities for purposes of earnings per share calculations pursuant to the two-class method under FASB ASC 260-10-45-61A.

The Company will include disclosure substantially similar to the above in its future filings, as applicable.

Note 10- Income Taxes, page 91

4.	We reviewed your response to comment 19 in our letter dated October 21, 2009 and the disclosure in Note 12 to the financial statements included in Form 10-Q for the quarter ended September 30, 2009. Please explain to us in detail your policy for recognizing and/or not recognizing deferred taxes expected to reverse during tax holidays and related valuation allowances and explain why your policy complies with GAAP. Refer to FASB ASC 740-10-25-35 and 740-10-25-36. In addition, explain to us in detail how the effects of the tax holidays are presented in the income tax reconciliation table on page 94, including a discussion of the effects of tax holidays on each line item.

Response to Comment 4

Certain operations of the Company’s subsidiaries in India qualify for tax holidays. These tax holidays are generally available for a period of ten consecutive years beginning at the commencement of operations of such subsidiary.

In accordance with FASB ASC 740-10-25-35 and 740-10-25-36, the Company does not recognize any deferred tax assets for the expected future reduction in taxes payable during a tax holiday. In accordance with the pre-codification SFAS 109, paragraph 183, the Company believes that the tax holiday in the Indian tax jurisdiction is “generally available” to it. This tax holiday is extended to companies (such as the Company) that choose to avail themselves of the holiday under the Indian government’s “Software Technology Parks of India” arrangement. In accordance with FASB’s view that such generally available tax exemptions create a non taxable status, we have not recognized a deferred tax asset.

Pursuant to changes effective April 1, 2007 to the Indian Income Tax Act, the Company’s operations in India (including the operations qualifying for a tax holiday), were subject to a Minimum Alternate Tax (“MAT”), which increased the tax rate on those operations of Company’s that otherwise benefit from a tax holiday from zero to the rate payable under the MAT. Amounts paid under the MAT are available to be set off against any future taxes payable on any operations of the Company (regardless of whether such operations benefit from a tax holiday). The Company recognizes an amount equal to such available set off amount as a deferred tax asset in the year in which the corresponding MAT payments are made. In the Company’s financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for the year ended December 31, 2007, this available set off amount was disclosed as part of amount included in the “deferred tax benefit” line item of the income tax reconciliation table presented on page 94 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. However, in the same financial statements, for the year ended December 31, 2008, such available set off amount of $193,810 was included under “Impact of tax holiday” line item of such table. The tax holidays did not have an impact on any of the other line items presented in income tax reconciliation table on page 94 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

In its future filings, as applicable, the Company will consistently include any available set off amount from the payment of MAT in the “deferred tax benefit” line item in any income tax reconciliation table included in the notes to its financial statements.

*    *    *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Aun A. Singapore at (212) 373-3431.

Very truly yours,

/s/ John C. Kennedy
John C. Kennedy

cc:	Amit Shashank, Esq. ExlService Holdings, Inc.

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